UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33145 / July 3, 2018

In the Matter of

BLACKROCK VARIABLE SERIES
  FUNDS, INC., ET AL.
55 East 52nd Street
  New York, NY 10055

(812-14901)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a), 15(a)
AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULES
6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

BlackRock Variable Series Funds, Inc., BlackRock Series Fund, Inc., BlackRock Variable
Series Funds II, Inc., BlackRock Series Fund II, Inc. (each a "Company"), and BlackRock
Advisors, LLC ("BlackRock") filed an application on April 27, 2018 for an order of the
Commission under Section 6(c) of the Investment Company Act of 1940 ("1940 Act") granting
exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15)
and 6e-3(T)(b)(15) thereunder. The exemptions would apply in cases where a life insurance
separate account supporting variable life insurance contracts, whether or not registered as an
investment company with the Commission ("VLI Accounts"), holds shares of an existing
portfolio of the Company that is designed to be sold to VLI Accounts or "VA Accounts" (as
defined below) for which BlackRock or any of its affiliates may serve as investment adviser,
sub-adviser, manager, administrator, principal underwriter or sponsor ("Existing Fund") or
"Future Fund" (as defined below) (any Existing Fund or Future Fund is referred to herein as a
"Fund" and collectively, the "Funds"), and one or more of the following other types of investors
also hold shares of the Funds: (i) any life insurance company separate account supporting
variable annuity contracts, whether or not registered as an investment company with the
Commission ("VA Accounts"), and any VLI Account; (ii) trustees of qualified group pension or
group retirement plans outside the separate account context; (iii) the investment adviser or any
subadviser to a Fund or affiliated persons of the adviser or subadviser (representing seed money
investments in a Fund) and (iv) any general account of an insurance company depositor of VA
Accounts and/or VLI Accounts. A "Future Fund" is any investment company (or investment
portfolio or series thereof), other than an Existing Fund, designed to be sold to VA Accounts
and/or VLI Accounts and to which BlackRock or its affiliates may in the future serve as

investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor.

A notice of filing of the application was issued on June 6, 2018 (Rel. No. IC-33119). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for the BlackRock Variable Series Funds, Inc., *et al*. (File No. 812-14901) is granted, effective immediately, subject to the conditions in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary